                                    FILING PURSUANT TO RULE 425 OF
                                    THE SECURITIES ACT OF 1933 AND
                                    RULE 14(a)-12 OF THE SECURITIES
                                    EXCHANGE ACT OF 1934
                                    FILER: EXCALIBUR TECHNOLOGIES CORPORATION
                                    SUBJECT COMPANY: EXCALIBUR
                                    TECHNOLOGIES CORPORATION
                                    NO. 0-9747

The following is a script first used on May 24, 2000 during a conference call concerning the First Quarter Financial Results of Excalibur Technologies Corporation.

                             Excalibur Technologies
                First Quarter Financial Results Conference Call
                             Wednesday May 24, 2000
                                 8:30 a.m. EST


Conference Call Phone Number:   (212) 346-6400

Excalibur Executive Conference Room (703) 917-9324

Reservation Number:  15175458

Chairpersons of Call:  Pat Condo and Jim Buchanan

8:15 a.m.  Primary Operator will call Jim Buchanan and Pat Condo at (703) 917-
           9324. The operator will make sure they can hear all participants clearly and verify the title of the call, names of the speakers and their respective titles. She will stay on the line and give a countdown so the participants know how much time is left before the call begins. The operator will stay on for the duration of the call and will continuously monitor sound quality.

8:30 a.m.  Operator will ask Excalibur if they are ready to begin the call. If
           Excalibur needs a few more minutes, the operator will tell the callers to stand by.

           When Excalibur tells the operator to begin the call, the operator will ask for 10 seconds of quiet while she connects all callers and starts the tape.
           IT IS IMPERATIVE THAT NO ONE SPEAKS DURING THE TEN SECONDS,
           AS ALL CALLERS WILL HEAR THE DISCUSSION.


The Operator will begin the call:

Operator: "Ladies and gentlemen, thank you for standing by. Welcome to the Excalibur Technologies Corporation first quarter financial results conference call. At this time all participants are in a listen only mode. Later we will conduct a question and answer session in interactive mode. At that time, if you have a question, you will need to press the "1" followed by the "4" on your push-button phone. (As a reminder, this conference is being recorded today, May 24th, 2000.)

I would now like to turn the conference over to Mr. Pat Condo, president and chief executive officer of Excalibur Technologies and Mr. Jim Buchanan, chief financial officer. Gentlemen, please go ahead."

Introduction

Pat: Good morning everyone and welcome to Excalibur Technologies' financial results conference call for the first quarter ending April 30, 2000. I'm Pat Condo, president and chief executive officer of Excalibur. With me today is Jim Buchanan our chief financial officer.

We believe Q1 was particularly successful not only because it represents another solid quarter of financial and operational performance, but also because we signed and announced on May 1, an agreement with Intel Corporation to combine existing Excalibur operations with Intel's Interactive Media Services division to form a new company. In today's call, we'll discuss both of these items, starting with a review of our quarterly financial results and company performance, followed by the Excalibur/Intel agreement. At the close of our call, we'll respond to questions in an interactive format. If your question is not addressed on the call today, please feel free to call our Investor Relations Department at (703) 760-4077.

Now, let me ask Jim to review the first quarter results.

Jim:  Thanks Pat...Good morning everyone...before we begin please note that...

During this call, we the management of Excalibur, may make comments about our future expectations, plans and prospects, which could constitute forward-looking statements within the meaning of the Private Securities Litigation Act of 1995. Actual results may differ materially from our expectations as the result of various important factors, including but not limited to, the success of our relationships with strategic partners, Excalibur's ability to continue to develop competitive products and make timely product releases and the rapidly changing marketplace. Risk factors are reported in Excalibur's Form 10-K for the year ended January 31, 2000 and other filings with the SEC.

Revenue Analysis/Review

We're pleased to report another quarter of financial results that were in line with our expectations. Overall, we increased revenues 21% compared to the quarter a year ago. This increase is driven by growth in our existing customer base and partnerships, and by new licensing agreements.

Our total revenue for the first quarter was $9.4 million compared to $7.8 million for the same quarter last year. Software revenue was $7.5 million, an increase of 15% over last year. Maintenance revenue was $1.9 million, a 52% increase compared to last year. I should note here that revenue from one of our maintenance contracts provided about $400 thousand in maintenance revenue in the first quarter and is a non-recurring item. Excluding this contract, maintenance revenue for the first quarter this year was approximately $1.5 million, or 21% higher than the first quarter last year.

Total expenses for the first quarter were $11.1 million, up from $9.2 million in the first quarter of last year, an increase of 21%. The increase in operating expenses is primarily due to increased spending in sales and marketing. Cost of software revenues increased 12% to $1.1 million in the first quarter this year. The increase was driven by higher software revenues. Cost of maintenance revenues in the first quarter decreased 23% over the same quarter last year, as a result of changes implemented in the fourth quarter of last year that
streamlined the customer support organization and reduced overall costs.   The
gross margin percentage improved in the first quarter this year to 83% compared to 80% in the first quarter last year.

Sales and marketing expense was $5.6 million in the first quarter, an increase of 43% over the first quarter last year. The increase is attributable to growth in personnel as well as marketing program expenses. As you'll recall, we embarked on an aggressive advertising and brand recognition campaign in the first quarter, placing ads in the Wall Street Journal and Fortune magazine. These expenses are reflected in the first quarter figures and we believe we are beginning to see positive effects from those promotions. Research and development expenses were $2.7 million, an increase of 8% over last year. General and administrative expenses increased 4% from the first quarter last year to $1.3 million.

Other income for the first quarter was about $94 thousand. This puts the net loss for the quarter at $1.7 million, or $0.11 per common share, compared to a net loss of $1.9 million or $0.14 per common share in the first quarter last year.

As you may know, we target and sell our software into three basic market segments. The first is the intranet or knowledge management market, the second is Internet e-businesses and on-line content providers and the third is the OEM market. This quarter, 28% of our license revenue came from intranet sales, 44% from online services, and 28% from OEMs. Consistent with our expectations, the mix of business from the online services segment increased from about 29% of license revenue on average for the last fiscal year to the 44% figure in the first quarter this year.

Now turning to the results by product line. The Applications Group develops and markets the RetrievalWare family of text products. Total revenue from the Applications Group in the first quarter was $8.7 million, an increase of 27% over the first quarter last year. The Applications Group had net income of $0.6 million in the first quarter compared to a net loss, excluding special charges, of $0.2 million last year. The Media Services Group develops and markets the Screening Room suite of products. Total revenue from the Media Services Group was $0.7 million in the first quarter this year compared to $0.9 million in the same quarter a year ago. The Media Services Group incurred a net loss of $2.3 million in the first quarter of this year compared to a net loss of $1.3 million last year.

The business plan for the Media Services Group has been focused on licensing Screening Room through a network of application service providers. As we have discussed previously with you, we targeted strategic partnerships in this area that could provide distribution coupled with an equity financing arrangement. Obviously, from our recent announcement, finalizing the agreement with Intel commanded the majority of our attention during the first quarter. As a consequence, we did not aggressively pursue other ASP relationships and first quarter revenues for the Media Services Group were somewhat lower than we otherwise would have expected. Nevertheless, we believe the agreement we announced with Intel is one that will provide a very strong opportunity for business.

Our cash balance at the end of the first quarter is $10.8 million, compared to the balance of $11.1 million at April 30, 2000. So, in looking at the cash flow for the first three months, we used about $300,000 in cash, which was on par with our expectations.

Q1 was noteworthy for its operational successes. I want to touch on a few significant Q1 events and follow up on a couple of items from prior quarters before turning the call back over to Pat.

In this first quarter, we added support for six additional languages to Excalibur RetrievalWare. RetrievalWare now provides comprehensive search features across more languages than any other vendor, including support for multi-byte international data. These enhancements give Excalibur customers unprecedented language handling capability and affirm our continued commitment to advanced text retrieval solutions.

We also announced an upgrade release of Screening Room, Version 2.2, which provides substantial enhancements for video ingestion and capture, added scalability options, new user interfaces and published APIs for enhanced user customization. Regular product releases, such as this one, reflect our ongoing commitment to product R&D and product development, and our desire to maintain our product advantage in the marketplace. Indicative of this advantage are the awards and honors Excalibur receives each year, the most recent of which is the Platinum 2000 Award for Best Asset Management Product that AV Video Multimedia Producer Magazine bestowed on Excalibur Screening Room earlier this year.

We secured several new customers during Q1 while expanding sales to existing corporate and government organizations. Notable customer agreements and highlights during the quarter include:

     . We received a major payment from Found.com. As you'll recall, Found.com enlisted Excalibur as a technology and corporate partner in its e-tailing venture designed to combine the best of e-commerce with brick-and-mortar retail. In the first quarter, Excalibur realized about $1.7 million in revenues from this agreement. Our agreement calls for additional service fees of approximately $0.7 million that will be recognized as services are rendered. The contract also contains an option for Found.com to extend the license by paying royalties on a percent of revenue basis.

     . We also expanded our agreement with Parametric Technology. Parametric licensed RetrievalWare to embed it in Parametric's web-based collaboration portal application called Windchill. During the first quarter, PTC expanded the terms of the agreement, adding additional languages and additional platforms.

     . We signed a new agreement with the international law firm, Clifford Chance, who selected RetrievalWare to power their intranet which is accessible by some 6,500 lawyers and others around the world. Accuracy, scalability and advanced language capabilities were deciding factors in Clifford Chance's decision to use Excalibur RetrievalWare to manage its vast international knowledge base.

Other significant agreements and upgrades in the quarter include LA Times, Cognos, NIH, Xerox, Novartis, Williams Communications and others. Overall, we now have approximately 80 companies using Excalibur products to power online information services and applications.

As we continue looking to the future, we see widening market opportunities for all of Excalibur products and services. Both the text and video markets are expanding and problems such as accuracy and scalability are essential criteria that corporations and online service providers use when choosing the right technologies to power their business. Our products are built for these demanding environments and we're seeing increased business as a result. We feel our current business is a solid foundation upon which the new company will build.

Since the announcement with Intel, we've frequently been asked about how our current customers and prospects have reacted to the proposed agreement. Interest in the new company is strong. We've talked with many organizations, not only in our customer base, but also among our prospects. We're having discussions about new business opportunities that probably wouldn't have been possible without this announcement. The announcement has given us better visibility and more credibility than we've ever had before. Many have expressed enthusiasm and interest in what the new company will offer, how the new company's services can benefit them, and when we anticipate the full scope of offerings from the new company will be available. We've explained that the next three months will be a transitional quarter for us as we plan for putting the two organizations together, and that the new company offerings, of necessity, will not be available until after the transaction closes - well into the second half of this year. Right now, its not possible to determine what impact, if any, this may have on Excalibur's business in the meantime. There are many positive aspects, but the announcement could have the effect of pushing some of our business later into the year as some prospects may defer their purchase decisions until they can evaluate the full extent of our product and service offerings. Also, the planning of the integration of the two companies and the closing of this transaction is going to take a lot of management's time and attention. We will do our best to close the transaction as soon as possible and look forward to what we believe will be an exciting future for the Company.

Now, let me turn this back over to Pat.  Pat?

Pat Condo:  Thanks, Jim.

I'd like to spend a few minutes now reviewing our agreement with Intel Corporation and sharing with you our excitement and enthusiasm over the potential of this new company. As you know, on May 1 we jointly announced a major agreement with Intel Corporation to form a new company that will enable owners of branded high-value content, such as sports and entertainment material, to produce and securely sell their audio and video content over the Internet. The new company will offer a compelling, one-stop solution with key Internet technologies.

Of course, the transaction is subject to regulatory review, Excalibur stockholder approval and other normal closing conditions; however, all other necessary corporate approvals have been obtained by Excalibur and Intel. We expect to complete this transaction and launch the new company in the third
quarter of this year.   Ron Whittier, a 30-year Intel veteran, will resign his
position as senior vice president of Intel to become chairman of the board and CEO of the new company. I will become president and COO.

Under the terms of the agreement, Excalibur Technologies will combine its entire business operations with Intel's Interactive Media Services division, which is composed of three operating units that include over 60 people, 10 patents & 45 technology licenses and several customers, many with multiyear agreements. In addition Intel will contribute $150 million in cash to the new company. In exchange for these contributions, Intel will receive 60 percent of the new company's equity. Intel will take a 49 percent position in the voting stock of the new company and the balance of its investment in non-voting stock. Excalibur stockholders and present option holders will receive 40 percent ownership in the new company in exchange for their Excalibur stock. Excalibur shareholders will receive one share of stock in the new company for each share they hold of Excalibur.

We believe enormous opportunity sits behind this move. Kagan and Associates, a respected media industry research firm, estimates the interactive media services segment will be a $16 billion market by 2004. This $16 billion market represents revenues derived from an array of sources including encoding services, logging and indexing software, ad insertion services, asset management software, security , services and so on. Yet, we believe no one is addressing this opportunity the way it should be addressed - with a one-stop, comprehensive solution covering virtually all facets of the interactive segment. This is precisely the solution the new company intends to provide and will uniquely possess the technologies and wherewithal TO provide.

A number of factors are driving the rapid emergence of and demand for interactive web media. First is the continued penetration of broadband distribution not only in the U.S., but also throughout the world. By 2002, industry analysts IDC estimate 20% of U.S. Internet homes will have broadband connections, and the number of Internet homes worldwide with broadband capability will exceed twenty million. Second, as broadband penetration grows, content providers will seek to exploit it through richer, more interactive web media such as sports, film and music. This in turn will create demand for fatter and fatter distribution pipes as consumers demand even richer and more interactive experiences, and content owners respond by continuously seeking to enhance and enrich their content with ever-more-bandwidth-intensive capabilities.

The anticipated growth in broadband services is validated by the demand we already see for streaming media. To date, more than 150 million users have downloaded streaming media software, and, according to industry analysts IDC, the use of streaming media grew by 80% between 1998 and 1999. Already, some 45 million people stream media every month, and content providers are responding affirmatively to this growing demand - two-thirds of news and entertainment sites stream audio and more than half stream video. Moreover, the number of corporations utilizing streaming media technology is expected to more than double between 1999 and 2001.

Yet, despite this rapid growth in rich media availability and the expansion of broadband distribution capability, no comprehensive solution currently exists that enables content owners to bring their high-value, branded assets to the web efficiently, securely and profitably. Our opportunity with the new company is to provide a one-stop source for that capability, to enable branded media content to be made available over the Internet by providing the secure infrastructure content owners need to generate an attractive rate of return on their valuable branded content. Our initial focus will be on premier branded content providers, such as sports organizations, movie producers and music publishers, and then expand over time into other vertical segments. In the end, our mission is to be THE leading supplier of interactive media services to the Internet economy.

To seize this opportunity and secure our position as a leading player in the interactive services segment, we are combining all of Excalibur's existing business with Intel's Interactive Media Services business to form a new, successor enterprise. This new company, made up of the combined Excalibur/Intel contributions, will operate independently and be publicly-traded. Excalibur will contribute its entire operations to the new company, including:

     .  Technologies for video and image content management;

     . Advanced technologies and solutions for text indexing, search and retrieval;

     .  More than 230 people;

     .  Leading industry partnerships; and

     . Its established business operations representing more than 400 customers worldwide and a growing business base that generated some $38 million last year.

Intel will contribute its entire Interactive Media Services division to the new company, including:

     .  Extensive relationships with media and entertainment industry companies;

     . Broad technical capabilities in video and data integration, content security and content protection;

     . Subst antial intellectual property assets including 10 patents and more than 45 technology licenses from Intel Corporation;

     . Human resources in key technical areas, with more than 60 Intel professionals, concentrated in the areas of software development and engineering, receiving offers to join the new company;

     . The three Internet-focused business units that comprise Intel's Interactive Media Services division;

     . A base of significant customers in key market segments targeted by the new company;

     . An experienced management team focused on interactive internet services; and

     . Active participation in collaborative programs with other Intel divisions such as the Intel Architecture Labs, Intel Online Services and Intel Capital.

In addition, Intel will contribute $150 million cash to the new company.

Viewed in the aggregate, then, the new company will possess the combined resources it needs to be a market leader in the interactive media services segment, including:

     .  A broad set of industry relationships;

     . Deep technological competence resulting from nearly a decade of relevant R&D;

     .  Ten patents and more than 45 technology licenses from Intel;

     .  Excalibur's video and text content management capabilities;

     . Approximately 300 employees worldwide across a balanced spectrum of functional areas;

     . An experienced management team with demonstrated capabilities in both technology and business;

     . Sales channels with access to over 400 customers and the senior management of major media outlets;

     . A significant time-to-market advantage both in technology and in aggregating services;

     .  Approximately $160 million in working capital; and

     . Significant ties to Intel Hosting, Intel Capital and Intel development labs

Our strategy for the new company is to continue not only growing the existing Excalibur products business, but also to expand it through the interactive media services business. We envision strong synergies between the products and services businesses as each business encourages demand for the other. For example, Over 60% of Excalibur's current customers are in the Media, Entertainment and Broadcasting businesses. Another 20% are building interactive websites. We believe Excalibur products customers over the next few years will naturally transition to products-plus-outsourced-services customers as enterprise content repositories continue to grow, as new, bandwidth-intensive data types, such as video and rich documents, become essential, commonplace assets, and as infrastructures reach capacity or strain under the added burden. Similarly, we see services customers deploying our products at their premises over time as enablers of their local multimedia content management solutions.

Our new interactive media services will extend the products business by providing controls for branded content interactions on the Web. It will be positioned between content providers, such as sports leagues and entertainment companies, at one end of the spectrum, and content delivery companies at the other end of the spectrum. Content will be packaged for distribution from 56k to broadband, targeting edge distributors like Intel's recently formed IMS group, Akamai and Digital Island, who in turn will send the content to last mile connections, such as AOL, Excite At Home Cable and others, for use over PCs, set top boxes and wireless devices. The new company will provide all of the infrastructure branded content owners need to package, protect and profitably deliver content over the Web.

So, for example, a sports league, which we are in active discussions with, could:

     .  Have their video content captured, indexed, annotated and archived.

     . That content is now searchable and editable online. It can be augmented with integrated interactive content such as players statistics or historical data, and pre-processed into thematic packages (such as Michael Jordan's slam dunks and other NBA highlights, DiMaggio's 56-game hitting streak, or Super Bowl highlights);

     . Then the content can be protected with the advanced Intel tamper resistant software, packaged for various distribution channels (56k thru broadband), formatted for external eCommerce support and edge-distributed for enhanced Internet performance; and finally

     . The content packages can be made available for distribution as on-demand subscriber-only access, Pay-Per-View access, or advertiser-supported access.

And, all of this will be available as a service delivered from a hosted environment.

The new company will strive to make money in several ways as this model is implemented :

     . First, we will continue to license software as applications to end users and OEMs, including the added capability to distribute the acquired Intel software through these channels.

     . Second we will seek to offer services where all of the new company's software is integrated into one platform and available either on a monthly fee basis or as a revenue share model with subscribers.

     . Third, we will seek to offer to customers of either our services or our products a comprehensive web service for customized design, integration and consulti ng.

     . And fourth, we will continue to charge for enhancements and upgrades to the software.

In summary, the new company will seek to offer a comprehensive, end-to-end interactive media solution. And while organizations may compete against us for some part of this end-to-end solution, NO competitor, in our view, offers a complete solution.

We are extremely enthusiastic and optimistic about this new company. By merging Excalibur operations with Intel's Interactive Media Services division through this agreement, the new company will have the people, the technology, the resources, the customers, the associations and the vision to win a leading position in the next - and perhaps even the final - major market to emerge on the Internet - the Interactive Media Services market.

Now, before opening this up for our interactive Q&A session, we'll address questions of common shareholder interest submitted in advance.

Q1.  What happens to the current Excalibur products business?

A1. As we noted earlier, our strategy for the new company is not only to continue growing the existing Excalibur products business, but also to build on it through the interactive media services business on the Web. We see Excalibur products customers naturally transitioning to products-plus-outsourced-services as the size and complexity of their content assets outstrip the capacity of their infrastructures. Similarly, we see services customers deploying our products at their premises over time as enablers of local multimedia content management.

Q2.  Who will the new company compete against?

A2. No company of which we're aware offers the full range of products and services the new company will offer. However, companies such as Virage, Verity, and Intertrust will compete for segments of the new company business.

Q3.  What's the process for forming the new company?

A3. The process consists of four major components. First, Excalibur and Intel continue work on the integration plan for the organizations. Second, and simultaneously, we file our proxy/registration statement outlining the specific transaction details with the SEC. We expect that the SEC will have comments on the proxy/registration statement. Third, the filing, once approved by the SEC, is distributed to Excalibur shareholders and shareholder approval is sought. And fourth, upon shareholder approval, Excalibur Technologies shares are tendered for shares in the new company on a 1 for 1 basis.

Q4.  What guidance can you provide on the new company?

A4. We're still in the process of planning for the merger of the organizations and we're currently working on revising our business plan. Once we're comfortable with a combined view of the new company, we'll begin providing information to the public.

Q5.  Why did Excalibur take the balance of the Found.com payment in cash?

A5. As you may recall from our prior calls, our agreement with Found.com stipulated that Found.com had the option to pay the balance owed under our agreement either in cash or in the form of preferred stock. Found.com elected to pay most of their remaining balance in cash.


************************questions*****************************

At this point, I would like to ask the operator to begin the interactive portion of the question and answer session.

Operator: "Ladies and gentlemen, we will now begin the interactive portion of the question and answer session. To ask a question, please press the "1" followed by the "4" on your push-button phone. You will hear a three tone prompt acknowledging your request and your questions will be polled in the order they are received. After you have stated your question, your line will be
placed back into listen only.   If your question has been answered and you would
like to withdraw your polling request, you may do so by pressing the "1" followed by the "3" on your push-button phone. If you are using a speakerphone, please pick up your handset before pressing the numbers. One moment please for the first question."

[The operator will introduce each question:]

Operator:  "Mr. Doe, please state your company name, followed by your question."

NOTE: Excalibur needs to keep track of time, and cue the operator that you would like to conclude the call by saying, "We have time for five/two/one more questions."

Please cue the operator when your conversation with each caller has ended so that the operator can connect the next caller to ask a question. (i.e. "Next question...") Also, if you need to review documents in order to prepare your answer to a question, please let callers know by saying, "One moment please" to avoid silence.

When there are no more questions, the operator will say, "If there are any additional questions, please press the "1" followed by the "4" at this time.

After all questions, the operator will say, "Mr. Condo, there are no further questions at this time. Please continue."

Pat: That concludes our third quarter financial results conference call. If your question was not addressed in this session, please call our investor relations department who will coordinate the answer, or you may fax your question to (703) 761-1990, or you can e-mail it to info@excalib.com. Thank you all for participating.

Operator: "Ladies and Gentlemen, that does conclude our conference for today. You may all disconnect and thank you for participating."

Excalibur and Intel plan to file a proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (the "Commission"). For a description of the direct or indirect interests in the transactions concerning the solicitation, we refer you to this proxy statement/prospectus.

WE URGE INVESTORS AND STOCKHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain free copies of these documents at the Commission's website at www.sec.gov. and upon oral or written request to Excalibur Technologies
-----------
Corporation, 1921 Gallows Road, Suite 200, Vienna, Virginia 22182, Attention:
Investor Relations (telephone number (703) 761-3700.

INVESTORS AND STOCKHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Intel, Excalibur and their respective officers and directors may be deemed to be participants in the solicitation of proxies from Excalibur stockholders with respect to the transactions contemplated by the merger agreement. Information concerning the participants in the solicitation will be set forth in the proxy statement/prospectus when it is filed with the Commission.

This document contains forward-looking statements, which are based upon current expectations or beliefs, as well as a number of assumptions about future events. The reader is cautioned not to put undue reliance on these forward-looking statements, as these statements are subject to numerous factors and uncertainties, including without limitation, business and economic conditions and growth, continued success in technological advances, costs related to the proposed merger, the inability to obtain governmental approval of the proposed merger, substantial delay in the expected closing of the merger and the risk that the business of the Interactive Media Services division of Intel and Excalibur's businesses will not be integrated successfully, any of which may cause actual results to differ materially from those described in the statements. In addition to the factors discussed above, other factors that could cause actual results to differ materially are discussed in Intel's and Excalibur's most recent Form 10-Q and Form 10-K filings with the Commission.